INDOSAT FINANCE COMPANY B.V. ANNOUNCES EXTENSION OF THE CONSENT EXPIRATION DATE FOR THE CONSENT SOLICITATION

Jakarta, May 25, 2010 (New York, May 25, 2010) —Indosat Finance Company B.V. (“IFC”) announced today that it has extended the original Consent Expiration Date with respect to its previously announced Consent Solicitation.

The Consent Expiration Date for the Consent Solicitation, previously scheduled for 5:00 p.m., New York City time, on Monday, May 24, 2010, has been extended to 5:00 p.m., New York City time, on Monday, June 7, 2010 (unless further extended or earlier terminated).  As a result of this extension, the Acceptance Date, which was previously expected to be Thursday, May 27, 2010, New York City time, has been changed and is currently expected to be Friday, June 11, 2010, New York City time .  The Settlement Date is expected to be a business day on or promptly following the Acceptance Date and the satisfaction or waiver of certain conditions to the Consent Solicitation.

The right to revoke validly delivered consents expired at 5:00 p.m., New York City time, on Monday, May 24, 2010, notwithstanding the subsequent extension, or any further extensions, of the Consent Expiration Date.

Except for the extensions and changes to the relevant dates and times described above, all other terms and conditions of the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”) remain unchanged and applicable to the Consent Solicitation.

As of 5:00 p.m. New York City time on Monday, May 24, 2010, consents in respect of approximately US$170,059,000 aggregate principal amount of the 2010 Notes, were validly delivered (and not validly revoked).

IFC has engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as solicitation agents for the Consent Solicitation. D.F. King & Co., Inc. has been retained to serve as the information agent for the Consent Solicitation. Requests for documents and questions regarding the delivery of Consents may be directed to D.F. King & Co., Inc. at +1 (888) 628-9011 (toll free). Banks and brokers call collect at +1 (212) 269-5550.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Consent Solicitation is only being made pursuant to and, except as noted above, subject to the terms and conditions of the Consent Solicitation Statement that the Issuer has distributed to holders of the 2010 Notes. The Consent Solicitation is not being made to holders of the 2010 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides a fixed telecommunication or fixed voice offering including IDD, fixed wireless and fixed phone services. In addition, and together with its subsidiary companies Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication services such as IPVPN, leased line and internet services. Indosat was a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology to Indonesia. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.